Exhibit 99.2

       FINANCIAL FEDERAL CORPORATION DECLARES QUARTERLY DIVIDEND

          AND ANNOUNCES INCREASE IN SHARE REPURCHASE PROGRAM


NEW YORK, NY: September 24, 2008 - Financial Federal Corporation (NYSE: FIF) today announced its Board of Directors declared a $0.15 per share quarterly dividend on its common stock. The dividend is payable October 24, 2008 to stockholders of record at the close of business on October 10, 2008. The dividend rate is the same as the prior quarter.

The Company also announced its Board of Directors authorized a $23.3 million increase in its common stock and convertible debt repurchase program. There is now $50.0 million available for repurchases under the program. The Company may repurchase its common stock and convertible debt at times and prices it considers appropriate. Repurchases will depend on liquidity, receivables growth, leverage, operating cash flow, and market and other conditions. Repurchases may be made in the open market or in private transactions and the Company is not obligated to make any repurchases.

The Company currently has 25.7 million shares of common stock and $175.0 million of convertible debt outstanding. The repurchase program was established in June 2007 and 0.9 million shares of common stock have been repurchased for $23.3 million.


This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2008. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse yield curve changes (v) increased competition (vi) the inability to retain key employees and
(vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.


Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.


CONTACT:  Steven F. Groth
          Chief Financial Officer
          (212) 599-8000